  Exhibit 99.1

NextSource Materials Announces Results of 2020 Annual and Special Meeting of Shareholders

NEWS RELEASE – TORONTO, December 29, 2020

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or “the Company”), is pleased to announce the results of the Annual and Special Meeting of Shareholders (the “Meeting”) held in Toronto, Ontario, Canada on December 29, 2020.

As of the November 19, 2020, which was the record date for the Meeting, there were 598,073,572 common shares of the Company outstanding and entitled to vote at the Meeting. Of this amount, there were 226,708,050 common shares represented in person or by proxy at the Meeting.

The final voting results of the Meeting are set out below:

(1)
Election of Directors. Each of the nominees were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. Dean Comand declined to be renominated and resigned as a Director at the conclusion of the Meeting.

The following table sets forth the vote of the shareholders at the Annual Meeting with respect to the election of directors:

Nominee	For	Withheld	Broker Non-Vote
Brett Whalen	92.9%	7.1%	14.2%
Craig Scherba	92.9%	7.1%	14.2%
Robin Borley	96.0%	4.0%	14.2%
Christopher Kruba	95.9%	4.1%	14.2%
David McNeely	96.1%	3.9%	14.2%

(2)
Appointment of MNP LLP. The Company’s shareholders approved the appointment of MNP LLP, Chartered Professional Accountants be appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company and the directors be and they are hereby authorized to fix such remuneration. The following table sets forth the vote of the shareholders at the Annual Meeting with respect to the appointment of MNP LLP:

For	Withheld
97.2%	2.8%

(3)
Approval of the Long-Term Incentive Plan. The Company’s shareholders approved the Long-Term Incentive Plan and the unallocated Awards issuable thereunder. The following table sets forth the vote of the shareholders at the Annual Meeting with respect to the approval of the Long-Term Incentive Plan and the unallocated Awards issuable thereunder:

For	Against
89.4%	10.6%

(4)
Approval of the Share Consolidation. The Company’s shareholders approved an amendment to the Company’s articles of incorporation or articles of continuance, as applicable, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding common shares in a ratio of between one-for-five and one-for-ten, at any time prior to the one year anniversary of the Meeting, without further stockholder approval. The following table sets forth the vote of the shareholders at the Annual Meeting with respect to the approval of the share consolidation and corresponding amendment to our articles:

For	Against
90.3%	9.7%

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a mine development company based in Toronto, Canada and is in the final development stage of its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

The Company is currently focused on securing financing to initiate construction, which will utilize an all- modular build approach to constructing the Molo mine and in two production phases. Phase 1 will produce 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa by year three. Offtakes are in place for 100% of Phase 1 production.

For further information contact: +1.416.364.4911
Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@ nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.